SEC File Number: 333-234048

CUSIP Number: 55315W 103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):

☒  Form  10-K ☐ Form  20-F ☐ Form  11-K ☐ Form  10-Q ☐ Form  10-D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended:         May 31, 2023

☐ Transition  Report on Form  10-K

☐ Transition  Report  on Form  20-F

☐ Transition  Report on Form 11-K

☐ Transition  Report  on  Form  10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

MJ Harvest, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

9205 W. Russell Road, Suite 240

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89139

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K,  Form 20-F,  11-K, Form N- SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

MJ Harvest, Inc. (“MJHI” or “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the year ending May 31, 2023 within the prescribed time period without unreasonable effort or expense. . In the fourth quarter of our fiscal year ending May 31, 2023, the Company entered into a letter of intent to merge with Cannabis Sativa, Inc. and undertook transactions to convert related party debt to equity in anticipation of the merger. The Company also commenced manufacturing operations in California and Colorado, Additional time is required to resolve issues surrounding these transactions, including assessment of inventory valuations and the value of the shares issued for related party debt. These issues could not be fully resolved by the August 29, 2022 due date for the quarterly report.

MJHI currently anticipates that the Form 10-K for the year ended May 31, 2023 will be filed as soon as practicable and no later than September 13, 2023.

Part IV - Other Information

(1)        Name and telephone number of the person to contract in regard to this notification.

Patrick Bilton	(509)	994-3248
(Name)	(Area Code)	(Telephone Number)

(2)        Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes ☐ No

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MJ Harvest, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 7, 2023	By:/s/ Patrick Bilton
Patrick Bilton, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).